300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY STOCK BUILDING SUPPLY

HOLDINGS, INC. FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

June 14, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long Era Anagnosti Sherry Haywood Melinda Hooker Anne McConnell

Re:	Stock Building Supply Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 8, 2013

File No. 377-00174

Ladies and Gentlemen:

Stock Building Supply Holdings, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, a Registration Statement on Form S-1 (the “Registration Statement”), which amends the Confidential Draft Registration Statement on Form S-1 submitted on May 8, 2013.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 4, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Prospectus (the “Prospectus”), which

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

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forms part of the Registration Statement. For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted on May 8, 2013. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

General

1.	Please provide updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulations S-X.

Response: The Company has included updated financial statements and related disclosures required by Rule 3-12 of Regulation S-X in the Registration Statement.

2.	Please be advised that we may have additional comments when your IPO price range is disclosed.

Response: The Company acknowledges the Staff’s comment.

3.	We note you present the non-GAAP financial measure Adjusted EBITDA on page 4 and throughout your filing. Whenever you present this non-GAAP financial measure, please also present the most directly comparable GAAP financial measure, net loss, with equal or greater prominence as required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its presentation of Adjusted EBITDA throughout the Registration Statement to also present net loss with equal or greater prominence.

4.	We note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by selling shareholders. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Company acknowledges the Staff’s comment and will include all information (including a price range and related information) that may not properly be excluded under Rule 430A of Regulation C prior to requesting that the Staff declare the Registration Statement effective. The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus included therein until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range and all other information except information that may be excluded in reliance upon Rule 430A have each been included in the Registration Statement and preliminary prospectus.

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5.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response: The Company acknowledges the Staff’s comment and confirms that it will arrange to have FINRA call the Staff or provide the Staff with a copy of the “no objection” letter from FINRA before the Company requests that the Registration Statement become effective.

6.	Please note that we may have comments on the exhibits to be filed by amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Company acknowledges the Staff’s comment and confirms that it will file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff with sufficient time to review them and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event they are provided to potential investors in the future. In addition, the Company advises the Staff that no broker or dealer that is participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company undertakes to provide the Staff with copies of such reports in the event that they are published or distributed in the future.

Prospectus Cover page

8.	Please revise the Commission legend to change the term “regulatory body” to “state securities commission.” See Item 501(b)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Prospectus cover page to change the term “regulatory body” to “state securities commission.”

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9.	With respect to the underwriters’ overallotment option, please revise your disclosure to indicate the respective number of shares offered by the company and the number of shares offered by the selling shareholders that will cover the overallotment option.

Response: In response to the Staff’s comment, the Company has revised the Prospectus cover page and disclosure in the Prospectus on page 10 so that it will reflect the respective number of shares offered by the Company and the selling shareholders to cover the underwriters’ overallotment option once all share numbers have been filled in.

Market and industry data, page ii

10.	If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for use in the registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. In addition, please provide us with copies of the reports noted in your disclosure marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

Response: In response to the Staff’s comment, the Company confirms that all market and industry data cited in the Registration Statement represent information that is generally available to the public, either for free or for a preset subscription fee. In case of data available for a fee, the Company has paid these fees, but nothing more. In addition, the industry and market data was not commissioned by the Company or otherwise specifically prepared or certified for use in connection with the Registration Statement, nor have any of the market and industry sources prepared or certified any portion of the Registration Statement. Accordingly, the Company submits that it is not required to file consents with respect to the market and industry sources cited in the Registration Statement under Rule 436 of Regulation C or Section 7 of the Securities Act.

Concurrent with this submission, the Company is supplementally providing to the Staff, under separate cover, copies of the reports cited in the Registration Statement clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in the Prospectus.

Prospectus Summary, page 1

Overview, page 1

11.

The information contained in pages one through nine of the summary is substantially identical of the information contained in pages 74 through 82 of the Business section. Please strive for a balanced presentation that avoids the use of repetitious disclosure.

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The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of your company and your offering. Reduce the disclosure in the Prospectus Summary section by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. You may wish to include an appropriate cross reference from the Prospectus Summary to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497 (October 1, 1998).

Response: In response to the Staff’s comment, the Company has shortened the Prospectus Summary section considerably. Please see pages 1 to 9 of the Registration Statement.

12.	Throughout the prospectus summary and the other sections of the prospectus you state that you believe you are among the “top three LBM suppliers for residential construction…” Please revise these statements to disclose the measure by which you have determined your market position (e.g., revenues or volume of products).

Response: In response to the Staff’s comment, the Company has revised the statements on pages 1 and 76 of the Registration Statement to clarify that the market position is based upon net sales. The Company has confirmed that the remaining statements in the Registration Statement about the Company’s market position already specify that the measure is based upon net sales.

13.	Given your first risk factor disclosure on page 23, please expand your disclosure here as well as your Business section disclosure to identify Texas, North Carolina, California and Utah markets as your more significant geographic market, and to the extent possible, quantify the financial impact that these markets have had on your revenues.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 1, 22 and 76 of the Registration Statement.

14.	Please disclose here that you are a holding company that derives all of your operating income from your subsidiaries. In this regard, we note your “We are a holding company…” risk factor on page 35.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 9 and 84 of the Registration Statement.

Integrated supply chain that increases efficiency…, page 7

15.

We note that you discuss gross margins throughout your filing. For example, you disclose that through your sourcing agreements you have been able “to realize stronger gross margins and achieve superior inventory management…” We note, however, that you have not quantified or provided any qualifying disclosure analyzing your gross margins period over period. To the extent that gross profit, as a measure of your financial performance discussed under your Operating Results starting on page 53 of the

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filing, and gross margin represent the same financial measure and have been used interchangeably, please make conforming changes throughout the filing to clarify this metric. Otherwise, please provide an objective criterion for your gross margin statements by revising your MD&A disclosure accordingly.

Response: In response to the Staff’s comment, the Company has added disclosure on page 6 of the Registration Statement to define gross margin as gross profit as a percentage of net sales, which is the first place this term is used. Gross profit as a percentage of net sales is currently discussed in each of the period to period comparisons in MD&A. To clarify that this measure is the same as gross margin, the Company has revised the disclosure on page 53 to define “gross margin” as gross profit as a percentage of net sales and then used the term “gross margin” throughout MD&A for consistency.

Corporate changes, page 9

16.	Please explain to us whether the changes to your capitalization structure are intended to take effect at the time of effectiveness of the registration statement or prior to the closing of the IPO. In this regard, we note that the selling stockholders listed on page 109 and who will be selling shares of common stock in the offering, currently hold a combination of Class A or Class B common stock, and/or Class C preferred stock. We may have additional comments following the review of your response.

Response: The changes to the Company’s capitalization are intended to take effect at the time the Amended and Restated Certificate of Incorporation is filed in connection with the closing of the IPO. All shares of Class A and Class B common stock and all shares of the Company’s Series A, Series B and Series C preferred stock will convert immediately prior to the closing of the IPO and a portion of the shares received upon conversion by the selling stockholders will be sold in the offering. The Company’s Board of Directors and the Company’s stockholders will have provided all required approvals for the filing of the Amended and Restated Certificate of Incorporation prior to requesting effectiveness of the Registration Statement.

Company background and corporate information, page 10

17.	Please revise the second paragraph of your disclosure to briefly explain what a “prepackaged reorganization” is.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 8, 9 and 84 of the Registration Statement.

Our equity sponsor, page 10

18.	Please supplement your disclosure stating that “Gores has successfully acquired and operated more than 80 companies” by providing the basis of how the success of Gores’ prior performance is measured.

Response: In response to the Staff’s comment, the Company has modified its disclosure on page 7, 9 and 82 of the Registration Statement to remove the word “successfully.”

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Risk Factors, page 17

Our continued success will depend on our ability to retain our key employees …, page 21

19.	Please revise to describe the particular risks you face in the loss of any of your senior management team because the risks described appear generic and applicable to any company in any industry.

Response: In response to the Staff’s comment, the Company has added disclosure on page 20 of the Registration Statement.

Product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, and our dependence on third-party suppliers and manufacturers could affect our financial health, page 21

20.	We note that in the last paragraph of this risk factor you discuss your dependency on foreign suppliers. With a view towards disclosure, please tell us the extent that your business is dependent on your foreign suppliers. In addition, please identify the specific countries that may impose the most significant risks to your business.

Response: The Company supplementally advises the Staff that it is not materially dependent upon foreign suppliers. For 2012, approximately 1.18% of the Company’s direct product purchases came from suppliers domiciled outside of the United States and Canada. The Company also does not believe that any particular foreign country poses a significant risk to its business. Accordingly, the Company has revised the risk factor on page 21 to remove the implication that it is dependent on foreign suppliers.

Federal, state, local and other regulations could impose substantial costs…, page 25

21.	It is unclear from your disclosure whether there have been prior instances of work safety incidents and how your business may have been impacted. Please revise your disclosure to provide more context to the risks associated with work safety. In addition, consider revising your “Regulation and legislation” disclosure on page 89 to identify the regulatory framework promulgated by DOT and OSHA as another aspect of your regulatory compliance.

Response: The Company supplementally advises the Staff that it has not experienced any material work safety incidents, nor have any work safety incidents had a material impact on the Company’s business. As a result, the Company believes that the statements contained in the risk factor relating to the impact of more burdensome regulation or future failures to comply with regulations accurately reflect the Company’s risks. In response to the Staff’s comment, the Company has added disclosure on pages 24 and 90 of the Registration Statement.

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We are subject to cybersecurity risks …, page 27

22.	Please tell us what consideration have you given to including disclosure in accordance with the guidance provided by the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 , to address, among other things, (i) whether you have been subject of any cybersecurity attacks; (ii) the adequacy of preventative actions taken to reduce cybersecurity risks, (iii) to the extent applicable, the risks resulting from outsourcing of any functions that have material cybersecurity risks, (iv) risks related to cyber incidents that may remain undetected for an extended period of time, and (v) whether you have obtained relevant insurance coverage.

Response: The Company supplementally advises the Staff that it has not experienced and is not currently experiencing any events related to cybersecurity that could have a material effect on the financial statements. The Company has experienced minor phishing attacks, and Company computers have at various times contracted minor viruses or other malicious codes that did not have a material impact on the financial statements. The Company does not currently carry, and does not believe it currently needs, insurance coverage for cyber attacks. In response to the Staff’s comment, the Company has added disclosure on page 27 of the Registration Statement.

Use of Proceeds, page 38

23.	To the extent known, please disclose the approximate amount of offering proceeds intended to pay a portion of the outstanding balances under your revolver.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 10 and 37 of the Registration Statement.

Dilution, page 42

24.	Please revise your disclosure to reflect the dilutive effect of the underwriters’ exercise of the overallotment option through the issuance of company shares.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 41 and 42 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Operating Results, page 53

2012 compared to 2011

25.	Please revise your disclosure to identify the geographic market(s) which drove the increase in net sales in year 2012 as compared to the prior period. With respect to the cost of goods sold, please quantify the effect that each of the underlying factors disclosed had in driving the increase in the cost of goods sold.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 53, 54 and 55 of the Registration Statement.

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Liquidity and capital resources, page 57

26.	Refer to your disclosure at the end of the second paragraph. Please consider addressing the risks of not having positive cash flows for the current fiscal year under a new risk factor.

Response: In response to the Staff’s comment, the Company has added disclosure on page 19 of the Registration Statement to further highlight the risk of not having positive cash flows.

Historical cash flow information, page 58

Working capital, page 58

27.	To the extent relevant, please expand your disclosure to discuss whether you provide rights to return merchandise or extended payment terms to customers. Please refer to Item 101(c)(1)(vi) of Regulation S-K.

Response: The Company supplementally advises the Staff that it provides customers limited rights of return on unused merchandise and extended payment terms in limited circumstances. The Company’s policies related to these items have not changed during the financial periods discussed in the Registration Statement and the impact of these charges in the Company’s financial results are not material. The Company respectfully advises the Staff that it does not believe that these policies are material to an understanding of the Company’s business taken as a whole as described in Item 101(c)(1)(vi) of Regulation S-K.

Critical Accounting Policies and Estimates, page 64

Valuation of goodwill, long-lived assets and amortizable other intangible assets, page 66

28.	We note your disclosure that your results of operations could be adversely affected as a result of goodwill impairments. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step- one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

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•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Response: The Company supplementally advises the Staff that the estimated fair value of the reporting unit containing goodwill substantially exceeded its carrying value as of the date of its last annual impairment analysis. In response to the Staff’s comment, the Company has added disclosure on page 68 of the Registration Statement.

New accounting pronouncements, page 72

29.	We note disclosure that you do not intend to elect to take advantage of the extended transition period provided in Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please revise your disclosure to include a statement that the election is irrevocable.

Response: In response to the Staff’s comment, the Company has modified its disclosure on page 74 of the Registration Statement to clarify that the election is irrevocable.

Business Overview, page 74

30.	Please include an organizational chart in this section on a pre- and post-offering basis to better understand how your business is organized. Briefly describe your organization, including your material subsidiaries, upon the completion of the offering.

Response: The Company respectfully advises the Staff that it is not undertaking a reorganization of the Company’s business in connection with the IPO so the organization pre- and post- IPO would be the same. The Company has a straightforward organizational structure and operates its business through wholly-owned subsidiaries. The Company has disclosed that it operates its business through its subsidiaries in response to the Staff’s comment and does not believe that an organizational chart would provide additional meaningful information to an equity investor.

Our industry, page 77

31.	In the first paragraph, briefly identify the “many economists” who expect housing starts to continue to increase. Similarly, in the penultimate paragraph, please provide examples of the “many publicly-traded homebuilders.”

Response: In response to the Staff’s comment, the Company has added disclosure on pages 4 and 79 of the Registration Statement.

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Our strategy, page 81

Expanding in existing, adjacent and new geographies, page 81

32.	In light of your “Discontinued operations and divestitures” disclosure on page 52 where you state that during the last three fiscal years you ceased operations in a number of geographic markets, please balance your disclosure here to provide investors with a better insight into what would constitute “adjacent and new geographies” which you are considering as part of your expansion plans.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 7 and 83 of the Registration Statement to clarify that an adjacent geography is a market that is adjacent to one of its current markets and within the states in which it currently operates. The Company has clarified that a new geography is a state in which the Company does not currently have operations.

Properties, page 88

33.	With a view towards disclosure, please tell us whether your shipping and freight costs are passed on to your customers.

Response: The Company supplementally advises the Staff that its shipping and freight costs are largely passed on to its customers. In response to the Staff’s comment, the Company has added disclosure on page 90 of the Registration Statement.

Director compensation table, page 97

34.	Please disclose whether the compensation received by Mr. Mellor represents a compensation plan available to all independent directors and whether you contemplate to implement a similar director compensation plan after becoming a reporting company.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 98 and 99 of the Registration Statement.

Executive Compensation, page 98

35.	Your disclosure in the second sentence of the preamble paragraph appears to limit an investor’s reliance on the prospectus disclosures. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has modified its disclosure on page 100 of the Registration Statement.

Management Incentive Plan, page 99

36.

We note disclosure that each named executive officer had to achieve threshold targets based on your safety performance, as measured by OSHA recordable rate and CSA Basic score and your customer service rating to be able to receive any bonus under the 2012 MIP. Please disclose your safety performance and your customer service rating

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threshold targets and actual performance achieved by each named executive officer and how consideration of these performances resulted in the payouts to each named executive officer.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 101 and 102 of the Registration Statement. The Company has clarified the disclosure to make clear that the targets based on OSHA recordable rate, CSA Basic score and individual rating were not threshold targets but rather performance goals that the board of directors would consider in determining whether adjustment to the awards should be made. The Company has also added disclosure regarding the targets and actual ratings for these measures and the manner in which the board of directors took these measures into account when determining payouts under the plan.

37.	With a view towards disclosure, please explain the difference between the “Weight” and the “Factor” percentages included in your tabular disclosure. In addition, we note disclosure that the actual performance metric was 167%. We also note the general disclosure that the board considered continued operational performance, strategic transformation of the corporate headquarters and significant progress on your strategy in determining the final awards. Please discuss how each of the factors considered by the board influenced the board’s decision in determining the 2012 MIP actual payout for each named executive officer.

Response: The Company supplementally advises the Staff that, in order to calculate the payout factor of 167% (prior to any individual adjustment by the board of directors), the payout percentage for each performance metric was multiplied by its respective weight, the product of which is the payout factor for each performance metric. The payout factors for each performance metric were then added to create the overall payout factor of 167%. In response to the Staff’s comment, the Company has added disclosure on pages 101 and 102 of the Registration Statement.

Equity Awards, page 100

38.	Briefly disclose the factors taken in consideration by the board in determining to grant the different forms of equity awards (i.e., restricted stock v. stock option awards). In addition, please discuss how the board assesses the competitiveness of the market for executive officers.

Response: In response to the Staff’s comment, the Company has added disclosure on page 102 of the Registration Statement.

Principal and Selling Stockholders, page 108

39.	Please confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate. If a selling stockholder is a broker-dealer, please advise us as to whether the selling stockholder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling security holder is a broker-dealer.

Response: The Company supplementally advises the Staff that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

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Certain Relationships and Related Party Transactions, page 110

Approval Policies, page 110

40.	Please disclose whether your policies and procedures of transactions with related persons are in writing and if not how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 113 of the Registration Statement.

41.	Please tell us why you have not disclosed here the rental payments discussed in the first paragraph of Note 13 on page F-27 of the financial statements. Otherwise, please revise your disclosure accordingly.

Response: The Company supplementally advises the Staff that the rental payments disclosed in Note 13 were paid to a person who was an employee of the Company but such person was not a “related person” as defined in Item 404 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-6

42.	We note that changes in your restricted assets appear to primarily relate to changes in deposits for insurance claims. Please explain to us the terms of these deposits and tell us how you determined that presenting changes in current and non-current restricted assets in investing cash flows is appropriate.

Response: Deposits for insurance claims typically represent cash balances (i.e. escrow accounts) held by insurance providers and claims administrators. These cash balances are typically restricted as they stipulate that the Company must temporarily “invest” its cash in another asset account and can use it only for a specific purpose. The Company advises the Staff that it believes the investment in the restricted asset vehicle is similar to an investment in marketable securities, the cash flows from which are treated as investing activities.

2. Summary of Significant Accounting Policies, page F-8

Principles of consolidation, page F-8

43.	Your disclosure indicates that your financial information includes all of the accounts of Saturn and its wholly-owned subsidiaries. Please clarify whether there are any investments by Saturn that are less than wholly-owned and if so, how you account for them.

Response: The Company supplementally advises the Staff that Saturn (now Stock Building Supply Holdings, Inc.) does not have any subsidiaries that are not wholly-owned. In response to the Staff’s comment, the Company has modified its disclosure on page F-8 of the Registration Statement.

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Revenue recognition, page F-11

44.	Please provide us additional information regarding the specific nature of your contracts with service elements and your basis for accounting for such contracts in accordance with ASC 605-35 rather than ASC 605-25.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that its contracts are construction contracts which do not include service elements. The Company has provided additional description as to the nature of these contracts and the basis for accounting below.

ASC 605-25-15-3 states “a multiple-deliverable arrangement may be within the scope of another Codification Topic. Those Topics include all of the following:

a. For leases, see Topic 840.

b. For franchisors, see Topic 952.

c. For property, plant, and equipment, see Topic 360; specifically, Subtopic 360-20.

d. For guarantees, see Topic 460.

e. For revenue recognition, see Topic 605; specifically, Subtopics 605-20 and 605-35.

f. For software, see Topic 985; specifically, Subtopic 985-605.

g. For entertainment—films, see Topic 926; specifically, Subtopic 926-605.”

ASC 605-35 has been listed as a codification topic that may be used in the appropriate circumstances as noted in 5.e. of ASC 605-25-15-3. “The guidance in ASC 605-35 applies to all contractors where the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services. However, it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management. Contracts covered by this Subtopic are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications. Specifications imposed on the buyer by a third party (for example, a government or regulatory agency or a financial institution) or by conditions in the marketplace are deemed to be buyer’s specifications.”

The Company advises the Staff that its contracts with construction elements are in the construction industry, such as general residential building, and typically include residential home framing, roof and floor truss construction, window and door installation and various other residential contracting activities. The Company typically is engaged by

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professional contractors to construct or install various components of single and multi-family homes. These contracts include specifications that are provided by the customer for the construction of facilities or the production of goods or the provision of related services. These construction activities or services are essential to the construction or production of tangible property and would fall under 1.a. of ASC 605-35-15-3. .

4. Discontinued Operations, page F-20

45.	We note you ceased operations in certain geographic markets that you treated as discontinued operations as the markets had “distinguishable cash flows” and were “eliminated from ongoing operations”. Please provide us additional information regarding how you determined there would be “no further significant continuing involvement” with these specific locations, including potential migrations from these locations to other locations you continue to operate.

Response: The Company advises the Staff that it considers the facts and circumstances of each closed market in determining whether or not the closed location should be treated as a discontinued operation. The Company bases its determination of “no further significant continuing involvement” primarily on the distance between the closed location and remaining open locations, as well as other purchasing opportunities for customers along that path. If the Company exits a market and there are no remaining locations within approximately 50 miles, the Company generally believes that the potential migration of customers to its remaining stores is insignificant due to the time and cost created by the distance involved. Also, if there are multiple competitors between the exited market and the Company’s remaining stores, the Company believes that the potential migration of customers to its remaining stores will be insignificant. Regardless of the distance involved, the Company would not treat a closure as a discontinued operation if it believed it could migrate a significant amount of customers to another location; thus, the Company does not generate significant cash inflows from the locations receiving discontinued operations treatment. Once a location is closed, all operations cease and cash outflows consist of winding down and exiting the facility. As the Company will no longer generate significant cash inflows or outflows from the closed locations, it believes that it does not have significant continuing involvement under ASC 205-20.

14. Income Taxes, page F-28

46.	Please clarify the extent that tax carrybacks continue to be available. If you may be unable to continue to record tax benefits in future periods, please revise your disclosures in MD&A to address the potential impact of this circumstance on your future results.

Response: In response to the Staff’s comment, the Company has added disclosure on page F-30 of the Registration Statement to discuss the availability of tax carrybacks.

16. Equity and Redeemable Securities, page F-33

47.	Please provide roll-forwards to reflect the activity in each series of preferred stock during the periods presented.

Response: In response to the Staff’s comment, the Company has added disclosure on page F-35 of the Registration Statement.

U.S. Securities and Exchange Commission

18. Segments, page F-36

48.	We note that you have four operating segments that you have aggregated three of those operating segments into one reportable segment. Please provide us a more detailed explanation of your aggregation, including quantified support regarding how you determined that the operating segments you aggregate are economically similar.

Response:

THE REGISTRANT REQUESTS THAT A PORTION OF THE FOLLOWING RESPONSE BE PROTECTED FROM PUBLIC DISCLOSURE PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 83

The Company has identified four operating segments based on how its Chief Executive Officer (“CEO”), who is its Chief Operating Decision Maker (“CODM”), allocates resources and assesses operating performance of the Company. The four operating segments consist of three geographical divisions of East, South and West, and Coleman Flooring. The Company has determined that the East, South and West operating segments can be aggregated into one reportable segment in accordance with ASC 280-10-50-11 due to their similarities, including economic characteristics as outlined below:

The nature of products and services. The Company generally offers the same products and services in each of its local markets and geographic regions, including lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components, such as engineered wood products (“EWP”), trusses, wall panels and other exterior products. Additionally, the Company provides solution based services to its customers, including design, product specification and installation management services. Because the products and services offered in each location are similar, the Company replenishes stock inventory for all locations from a centralized group in its headquarters, maintains common strategic supplier relationships across geographic regions, negotiates common supplier agreements, purchases products on identical terms (other than freight differences), and aggregates volume across divisions for purposes of earning supplier rebates.

The nature of the production processes. The Company has 48 distribution locations, 14 component fabrication plants and 19 millwork locations, and all of its locations operate on the same ERP system. The component and millwork operations are spread across all three geographic regions. For those distribution locations without manufacturing operations, customers can purchase similar products that the Company obtains from external vendors. All component plants utilize the same design and estimating technology software. Further its millwork locations use similar door assembly and other equipment, which can be transferred across locations as capacity requirements change, and use a similar bill of materials software component in its ERP system.

The type or class of customer for products or services. The Company primarily sells its products to residential construction companies of all sizes that range from national home builders to local general contractors. The Company has national master agreements with several homebuilders, which are customers of all three operating segments.

U.S. Securities and Exchange Commission

The method used to distribute products or provide services. The Company utilizes its fleet of trucks to deliver products, and predominantly utilizes subcontractors to provide installation services. The same GPS-based order management system is used in all three operating segments to optimize distribution processes and minimize shipping and handling costs.

The nature of the regulatory environment. Since the Company is a U.S. based entity, the regulatory environment, which can vary to small degrees at the local or market level, is predominately similar across all three operating segments. As such, the regulatory environment does not materially impact the overall operations of the segments or the Company as a whole.

Economic characteristics - The three operating segments exhibit similar long-term financial performance because of similarities in their customers and are impacted by the same macro-economic factors such as mortgage rates and lumber commodity prices. They are also subject to the same micro-economic factors such as local competition, construction activity and local job markets. The key measures of operating performance of the three segments, as reflected in the reports utilized by the CODM, include gross margins (defined as gross profit divided by net sales).

From a historical, current and forecast perspective the gross margins of the East, South, and West geographic divisions are as set forth in the table below. Projected gross margins are based on current gross margins, price improvements and cost of goods sold reductions, which the Company anticipates it will experience as the improving housing market and macro environment increases its leverage in negotiations with suppliers and customers.

Gross margins
	2010		2011		2012		2013		2014		2015		2016		2017
East	*	**	*	**	*	**	*	**	*	**	*	**	*	**	*	**
South	*	**	*	**	*	**	*	**	*	**	*	**	*	**	*	**
West	*	**	*	**	*	**	*	**	*	**	*	**	*	**	*	**

As demonstrated by this data, each of the three geographic segments are expected to exhibit similar long-term average gross margins due to their similar economic characteristics. This similarity is supported by the 2012 gross margins running between ***% to ***% and these margins converge in 2013 to ***% to ***% and converge further in 2014 to ***% to ***%. In connection with the Company’s restructuring and business optimization activities in 2010, 2011 and 2012, the Company took actions to lower operating costs, improve profitability and increase its overall cash flow. Certain of these actions, such as location closures or the disposal of excess inventory, impacted gross margins in those years and therefore, the Company believes the current and expected near-term and future long-term average gross margins are indicative of the financial performance of each geographic segment.

For the foregoing reasons, the Company advises the Staff that it believes aggregation of the East, South and West operating segments into one reportable segment is appropriate.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

U.S. Securities and Exchange Commission

Exhibit Index

49.	Please file the certificate of conversion filed with the Delaware Secretary of State as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has filed the certificate of conversion as an exhibit to the Registration Statement.

Exhibit 5.1 Form of opinion of Kirkland & Ellis LLP

50.	Please have counsel revise its opinion to include the shares being sold by the selling shareholders and to opine that these shares “are legally issued, fully paid and non- assessable.” Refer to Section II.B.2.h of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Response: In response to the Staff’s comment, Kirkland & Ellis LLP has revised its opinion to include the shares being sold by the selling shareholders and to opine that such shares are legally issued, fully paid and non- assessable.

Exhibit 10.1 – Credit Agreement

51.	It appears you have not filed on EDGAR certain exhibits and schedules to the credit agreement you have filed as exhibit 10.1. Please file all of the exhibits and schedules to the credit agreement.

Response: In response to the Staff’s comment, the Company has resubmitted Exhibit 10.1 with the Registration Statement, which now includes all exhibits and schedules, other than redacted information with respect to which the Company is concurrently submitting a confidential treatment request to the Staff pursuant to Rule 406 of Regulation C.

*    *    *

U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Jeffrey G. Rea
Bryan J. Yeazel
Stock Building Supply Holdings, Inc.

Michael Kaplan
Davis Polk & Wardwell LLP